AMERICAN SPECTRUM

April 13, 2011

Ms. Cicely LaMothe
Branch Chief
Securities and Exchange Commission
Washington, D.C.  20549

Re:	American Spectrum Realty, Inc.
        Form 10-K for Year Ended December 31, 2009
        File No. 001-16785

Dear Ms. LaMothe:

Thank you for your letter of March 28.  We have the following responses:

Comments 1 and 2

Judging from your letter dated March 28, 2011 in comments 1 and 2, we have evidently created confusion concerning the number of limited liability companies ("LLCs") that we have consolidated in the 2010 10-K.  We tried to answer your earlier letters precisely, but we understand that the facts and our answers have been confusing.  We would like to start over to help us both understand what has transpired over the time we have been exchanging letters.  The base line to start with is January 2010, when we acquired the right to manage 31 entities (27 LLCs and 4 limited partnerships).

In our 2010 10-K report, we consolidated 15 of the LLCs/LPs along with their underlying properties.  Another five properties were also consolidated, but none of these properties had an LLC associated with it.  Of the 15 LLCs and the underlying properties, four were LLCs in which we held an equity interest and 11 were LLCs in which we had no equity interest.

These numbers differ from the number of LLCs that we told you were ones with respect to which we had obtained approval to become the managing member of the LLC through a vote of the other members of the LLC; approval does not automatically mean that we would consolidate the LLC and the underlying property, since there are other criteria that must be met before a determination is made to consolidate.  A copy of our consolidation policy was provided to you in our February 25, 2011 letter.

Specifically and probably most importantly, we have to believe that we will be able to continue to manage the property for an extended period of time and be able to receive management fees, leasing commissions and other fees.  If we do not have a strong financial interest in the property, then we are not deemed to be the primary beneficiary, and the property does not qualify as a viable interest entity that we can consolidate.   As an example, the property could be on its way to foreclosure or receivership, or the other members of the tenant in common group (not including the LLC member) could be opposed to continuing us as the manager; in such a case, we might choose to relinquish our management role.  In fact, this has occurred.  While we have a right to continue to manage the property in spite of opposition, as a practical matter it sometimes is not worth the time and effort to continue as a manager with strong opposition.

AMERICAN SPECTRUM REALTY, INC.
2401 Fountain View, Suite 510, Houston, Texas 77057
PH/ 713-706-6200 FX/713-706-6201

Ms. Cicely LaMothe
April 13, 2011

Another criteria that must be met is a likelihood that we would have to provide capital to one of the properties in order to maintain our management role.

The following is an explanation of why we did not consolidate the other 16 (of the total 31) LLC/LP properties:

1.           Senior housing or congregate care properties –

Two of the properties are congregate care facilities.  These properties are very specialized properties.  Managers have to be licensed by the respective state's department of health.  Some of these facilities require some medical services.  We are not licensed and frankly are not capable of managing these facilities.  We act as an asset manager and hire specialized management companies to operate the facility.  The great bulk of the management fees go to this property manager, so we have a much reduced financial interest in the property.  We also do not have much authority to direct activities at the facility.  Although we have received approval from the required number of other members of the LLC, in these cases we cannot consolidate the LLC or underlying property entity because we do not manage the property.

2.           Cases in which the other members of the LLC did not approve us as the managing member –

In two cases, we have not yet received approval from the members of the LLC to be the manager.   Accordingly, our status and ability to predict that we will be able to manage these two properties is in doubt, and it is not appropriate to consolidate these properties.

3.           Cases in which we no longer manage the properties –

Five of the properties went into receivership and were taken over by the lender.

In six other cases, as discussed above, we decided not to continue as the property manager because the time and cost consumed in fighting the other members of the tenant in common group exceeded the benefit of continuing to manage the property.

In one case, we continue to manage the property but the tenant-in-common group elected another member to be the managing member so we only serve as property manager.

Ms. Cicely LaMothe
April 13, 2011

Comment No. 3

The 16 entities (15 LLCs and one limited partnership) with properties that were not consolidated as of December 31, 2010 are passive entities with no active operations.  Their sole business is to gather information from the tenant in common group to prepare the entities' tax returns.  We do not receive any fees for this task, and the entities by and large are self-supporting, as the only cost is the preparation of the tax returns.  These entities do not meet our criteria for consolidation primarily because our management responsibilities and fees are so minimal.  We believe it best to account for these entities under the equity method.  We do point out that only four of the 16 entities are accounted for in this way because they are the only ones in which we have an equity interest; we have no equity interest at all in the other 12 entities.

Comment No. 4

Attached as Exhibit A is the restatement footnote we filed in our 2010 Form 10-K on March 31, 2011.  We only included line items that were impacted as a result of the restatement, and as such, was not intended to foot.  It was our understanding that this was generally considered an appropriate method of presentation.  We have also attached for your reference as Exhibit B, a complete presentation.

We hope that this letter clears up any confusion created by our prior letters.  Of course, if you have further questions, we would be pleased to respond.  We do think, however, that it might be beneficial to have a phone conversation with you because it may be easier to clear up any questions in a direct conversation.  If you agree, please contact me and I will set up a conference call or I will call you in a few days to see if you think a phone conversation would be helpful.  Otherwise, please advise us if you have any further questions.

Sincerely yours, /s/ Anthony Eppolito Anthony Eppolito Chief Financial Officer

cc:	Yolanda Crittendon
William J. Carden
Chip Werlein
Howard F. Hart

                                            EXHIBIT A

NOTE 16. RESTATEMENT (UNAUDITED)

In connection with reviewing the January 2010 Evergreen transaction, the Company has determined that it should account for the transaction as the acquisition of a business and that several VIE’s  should have been consolidated at periods through the nine months ended September 30, 2010.

The following tables summarize the impact of the restatement discussed above on the previously issued Consolidated Financial Statements as of, and for the periods ended March 31, June 30 and Sept 30, 2010 (dollars in thousands except per share data):

	As Previously Reported	Adjustment	Restated
Statement of Operations for the Three Months Ended Mar 31, 2010

Rental revenue	$8,183	-	$8,183
Third party management and transaction revenue	1,104	-	1,104
Total revenues	9,211	-	9,211
Property operating expense	3,625	-	3,625
Depreciation and amortization	3,570	191	3,761
Interest expense	3,400	-	3,400
Total expenses	12,217	191	12,408
Deferred income tax benefit	1,134	70	1,204
Net income attributable to non-controlling interests	(466)	32	(434)
Net income attributable to American Spectrum Realty, Inc.	509	(89)	420
Net income attributable to American Spectrum Realty, Inc. common stockholders	449	(89)	360
Basic and diluted earnings per share attributable to American Spectrum Realty, Inc. common stockholders	$0.18	(0.03)	$0.15

Statement of Operations for the Three Months Ended Jun 30, 2010

Rental revenue	$7,603	489	$8,092
Third party management and transaction revenue	1,221	(19)	1,202
Total revenues	8,837	470	9,307
Property operating expense	3,913	(3)	3,910
Depreciation and amortization	3,579	496	4,075
Interest expense	3,524	214	3,738
Total expenses	13,532	707	14,239
Deferred income tax benefit	1,762	105	1,867
Net loss attributable to non-controlling interests	878	11	889
Net loss attributable to American Spectrum Realty, Inc.	(2,055)	(121)	(2,176)
Net loss attributable to American Spectrum Realty, Inc. common Stockholders	(2,115)	(121)	(2,236)
Basic and diluted earnings per share attributable to American Spectrum Realty, Inc. common stockholders	$(0.70)	(0.04)	$(0.74)

Statement of Operations for the Six Months Ended Jun 30, 2010

Rental revenue	$15,786	489	$16,275
Third party management and transaction revenue	2,235	71	2,306
Total revenues	18,048	470	18,518
Property operating expense	7,538	(3)	7,535
Depreciation and amortization	7,149	687	7,836
Interest expense	6,924	214	7,138

Total expenses	25,749	898	26,647
Deferred income tax benefit	2,896	175	3,071
Net loss attributable to non-controlling interests	412	43	455
Net loss attributable to American Spectrum Realty, Inc.	(1,546)	(210)	(1,756)
Net loss attributable to American Spectrum Realty, Inc. common Stockholders	(1,666)	(210)	(1,876)
Basic and diluted earnings per share attributable to American Spectrum Realty, Inc. common stockholders	$(.52)	(.07)	$(.59)

Statement of Operations for the Three Months Ended Sep 30, 2010

Rental revenue	$8,307	8,424	$16,731
Third party management and transaction revenue	973	(289)	684
Total revenues	9,420	8,135	17,555
Property operating expense	4,703	2,136	6,839
Depreciation and amortization	3,608	4,146	7,754
Interest expense	3,494	3,318	6,812
Total expenses	14,362	9,600	23,962
Deferred income tax benefit	1,697	105	1,802
Net loss attributable to non-controlling interests	1,092	1,241	2,333
Net loss attributable to American Spectrum Realty, Inc.	(2,153)	(119)	(2,272)
Net loss attributable to American Spectrum Realty, Inc. common Stockholders	(2,213)	(119)	(2,332)
Basic and diluted earnings per share attributable to American Spectrum Realty, Inc. common stockholders	$(0.73)	(.04)	$(0.77)

Statement of Operations for the Nine Months Ended Sep 30, 2010

Rental revenue	$24,093	8,913	$33,006
Third party management and transaction revenue	3,208	218	3,426
Total revenues	27,468	8,605	36,073
Property operating expense	12,241	2,133	14,374
Depreciation and amortization	10,757	4,833	15,590
Interest expense	10,418	3,532	13,950
Total expenses	40,111	10,498	50,609
Deferred income tax benefit	4,593	280	4,873
Net loss attributable to non-controlling interests	1,504	1,284	2,788
Net loss attributable to American Spectrum Realty, Inc.	(3,699)	(329)	(4,028)
Net loss attributable to American Spectrum Realty, Inc. common Stockholders	(3,879)	(329)	(4,208)
Basic and diluted earnings per share attributable to American Spectrum Realty, Inc. common stockholders	$(1.27)	(.09)	$(1.36)

Balance Sheet as of March 31, 2010

Real estate held for investment	$252,375	21,925	$274,300
Accumulated depreciation	(75,673)	(4)	(75,677)
Restricted cash	992	925	1,917
Deferred tax asset	8,348	70	8,418
Investments in unconsolidated real estate assets from related parties	-	375	375
Purchased intangibles subject to amortization	18,000	(4,713)	13,287
Goodwill	-	4,003	4,003
Prepaid and other assets, net	10,956	940	118,966
Total Assets	227,944	23,521	251,465
Notes payable	203,863	15,234	219,097
Accounts payable	6,377	75	6,452
Accrued and other liabilities	8,431	848	9,279
Total Liabilities	220,114	16,157	236,271
Accumulated deficit	(51,963)	(89)	(52,052)
Non-controlling interests	11,976	7,453	19,429
American Spectrum Realty, Inc. stockholders’ equity (deficit)	(5,931)	(89)	(6,020)

Total Equity (Deficit)	6,045	7,364	13,409
Total Liabilities and Equity (Deficit)	$227,944	23,521	$251,465

Balance Sheet as of June 30, 2010

Real estate held for investment	$263,359	322,197	$585,556
Accumulated depreciation	(79,238)	(218)	(79,456)
Restricted cash	992	3,371	4,363
Tenant and other receivables, net of allowance for doubtful accounts	1,314	262	1,576
Deferred tax asset	10,146	175	10,321
Investments in unconsolidated real estate assets from related parties	1,386	141	1,527
Purchased intangibles subject to amortization	18,000	(4,994)	13,006
Goodwill	-	4,003	4,003
Prepaid and other assets, net	11,803	4,673	16,476
Total Assets	239,867	329,610	569,477
Notes payable	214,663	226,725	441,388
Accounts payable	6,125	3,227	9,352
Accrued and other liabilities	9,132	1,565	10,697
Total Liabilities	231,287	231,517	462,804
Accumulated deficit	(54,018)	(210)	(54,228)
Non-controlling interests	16,600	98,303	114,903
American Spectrum Realty, Inc. stockholders’ equity (deficit)	(8,020)	(210)	(8,230)
Total Equity (Deficit)	8,580	98,093	106,673
Total Liabilities and Equity (Deficit)	$239,867	329,610	$569,477

Balance Sheet as of September 30, 2010

Real estate held for investment	$280,033	338,471	$618,504
Accumulated depreciation	(82,344)	(4,084)	(86,428)
Restricted cash	992	2,908	3,900
Tenant and other receivables, net of allowance for doubtful accounts	1,223	515	1,738
Deferred tax asset	11,883	280	12,163
Investments in unconsolidated real estate assets from related parties	142	129	271
Purchased intangibles subject to amortization	18,000	(5,275)	12,725
Goodwill	-	4,003	4,003
Prepaid and other assets, net	12,821	5,860	18,681
Total Assets	253,736	342,807	596,543
Notes payable	221,187	240,509	461,696
Accounts payable	8,408	4,315	12,723
Accrued and other liabilities	11,008	1,168	12,176
Total Liabilities	242,298	245,992	488,290
Accumulated deficit	(56,171)	(329)	(56,500)
Non-controlling interests	21,641	97,144	118,785
American Spectrum Realty, Inc. stockholders’ equity (deficit)	(10,203)	(329)	(10,532)
Total Equity (Deficit)	11,438	96,815	108,253
Total Liabilities and Equity (Deficit)	$253,736	342,807	$596,543

     EXHIBIT B
COMPLETE PRESENTATION
	As Previously Reported	Adjustment	Restated
Statement of Operations for the Three Months Ended Mar 31, 2010

Rental revenue	$8,183	-	$8,183
Third party management and transaction revenue	964	-	964
Interest and other income	64	-	64
Total revenues	9,211	-	9,211

Property operating expense	3,625	-	3,625
Corporate general and administrative	1,622	-	1,622
Depreciation and amortization	3,570	191	3,761
Interest expense	3,400	-	3,400
Total expenses	12,217	191	12,408

Loss from continuing operations before deferred income tax benefit	(3,006)	(191)	(3,197)

Deferred income tax benefit	1,134	70	1,204

Loss from continuing operations	(1,872)	(121)	(1,993)

Income from discontinued operations	2,847	-	2,847

Net income (loss), including non-controlling interests	975	(121)	854

Net income attributable to non-controlling interests	(466)	32	(434)

Net income attributable to American Spectrum Realty, Inc.	509	(89)	420

Preferred stock dividend	(60)	-	(60)

Net income attributable to American Spectrum Realty, Inc. common stockholders	449	(89)	360

Basic and diluted per share data:
Loss from continuing operations attributable to American Spectrum Realty, Inc. common stockholders	(0.53)	(0.03)	(0.56)
Income from discontinued operations attributable to American Spectrum Realty, Inc. common stockholders	.71	-	.71
Net income attributable to American Spectrum Realty, Inc. common stockholders	$0.18	(0.03)	$0.15

Statement of Operations for the Three Months Ended Jun 30, 2010

Rental revenue	$7,603	489	$8,092
Third party management and transaction revenue	1,221	(19)	1,202
Interest and other income	13	-	13
Total revenues	8,837	470	9,307

Property operating expense	3,913	(3)	3,910
Corporate and administrative	2,516	-	2,516
Depreciation and amortization	3,579	496	4,075
Interest expense	3,524	214	3,738
Total expenses	13,532	707	14,239

Loss before deferred income tax benefit	(4,695)	(237)	(4,932)

Deferred income tax benefit	1,762	105	1,867

Net loss, including noncontrolling interests	(2,933)	(132)	(3,065)

Net loss attributable to non-controlling interests	878	11	889

Net loss attributable to American Spectrum Realty, Inc.	(2,055)	(121)	(2,176)

Preferred stock dividend	(60)	-	(60)

Net loss attributable to American Spectrum Realty, Inc. common Stockholders	(2,115)	(121)	(2,236)

Basic and diluted earnings per share attributable to American Spectrum Realty, Inc. common stockholders	$(0.70)	(0.04)	$(0.74)

Statement of Operations for the Six Months Ended Jun 30, 2010

Rental revenue	$15,786	489	$16,275
Third party management and transaction revenue	2,235	(19)	2,216
Interest and other income	27	-	27
Total revenues	18,048	470	18,518

Property operating expense	7,538	(3)	7,535
Corporate general and administrative	4,138	-	4,138
Depreciation and amortization	7,149	687	7,836
Interest expense	6,924	214	7,138
Total expenses	25,749	898	26,647

Loss from continuing operations before deferred tax benefit	(7,701)	(428)	(8,129)

Deferred income tax benefit	2,896	175	3,071

Loss from continuing operations	(4,805)	(253)	(5,058)

Income from discontinued operations	2,847	-	2,847

Net loss, including noncontrolling interests	(1,958)	(253)	(2,211)

Net loss attributable to non-controlling interests	412	43	455

Net loss attributable to American Spectrum Realty, Inc.	(1,546)	(210)	(1,756)

Preferred stock dividend	(120)	-	(120)

Net loss attributable to American Spectrum Realty, Inc. common Stockholders	(1,666)	(210)	(1,876)

Basic and diluted per share data:
Loss from continuing operations attributable to American Spectrum Realty, Inc. common stockholders	(1.23)	(0.07)	(1.30)
Income from discontinued operations attributable to American Spectrum Realty, Inc. common stockholders	.71	-	.71
Net loss attributable to American Spectrum Realty, Inc. common stockholders	$(.52)	(.07)	$(.59)

Statement of Operations for the Three Months Ended Sep 30, 2010

Rental revenue	$8,307	8,424	$16,731
Third party management and transaction revenue	973	(289)	684
Interest and other income	140	-	140
Total revenues	9,420	8,135	17,555

Property operating expense	4,703	2,136	6,839

Corporate general and administrative	2,557	-	2,557
Depreciation and amortization	3,608	4,146	7,754
Interest expense	3,494	3,318	6,812
Total expenses	14,362	9,600	23,962

Loss before deferred income tax benefit	(4,942)	(1,465)	(6,407)

Deferred income tax benefit	1,697	105	1,802

Net loss, including non-controlling interests	(3,245)	(1,360)	(4,605)

Net loss attributable to non-controlling interests	1,092	1,241	2,333

Net loss attributable to American Spectrum Realty, Inc.	(2,153)	(119)	(2,272)

Preferred stock dividend	(60)	-	(60)

Net loss attributable to American Spectrum Realty, Inc. common Stockholders	(2,213)	(119)	(2,332)

Basic and diluted earnings per share attributable to American Spectrum Realty, Inc. common stockholders	$(0.73)	(.04)	$(0.77)

Statement of Operations for the Nine Months Ended Sep 30, 2010

Rental revenue	$24,093	8,913	$33,006
Third party management and transaction revenue	3,208	(308)	2,900
Interest and other income	167	-	167
Total revenues	27,468	8,605	36,073

Property operating expense	12,241	2,133	14,374
Corporate general and administrative	6,695	-	6,695
Depreciation and amortization	10,757	4,833	15,590
Interest expense	10,418	3,532	13,950
Total expenses	40,111	10,498	50,609

Loss from continuing operations before deferred tax benefit	(12,643)	(1,893)	(14,536)

Deferred income tax benefit	4,593	280	4,873

Loss from continuing operations	(8,050)	(1,613)	(9,663)

Income from discontinued operations	2,847	-	2,847

Net loss, including non-controlling interests	(5,203)	(1,613)	(6,816)

Net loss attributable to non-controlling interests	1,504	1,284	2,788

Net loss attributable to American Spectrum Realty, Inc.	(3,699)	(329)	(4,028)

Preferred stock dividend	(180)	-	(180)

Net loss attributable to American Spectrum Realty, Inc. common Stockholders	(3,879)	(329)	(4,208)

Basic and diluted per share data:
Loss from continuing operations attributable to American Spectrum Realty, Inc. common stockholders	(1.96)	(0.09)	(2.05)
Income from discontinued operations attributable to American Spectrum Realty, Inc. common stockholders	.69	-	.69
Net loss attributable to American Spectrum Realty, Inc. common stockholders	$(1.27)	(.09)	$(1.36)

Balance Sheet as of March 31, 2010

Real estate held for investment	$252,375	21,925	$274,300
Accumulated depreciation	(75,673)	(4)	(75,677)
Cash and cash equivalents	5,058	-	5,058
Restricted cash	992	925	1,917
Tenant and other receivables, net of allowance for doubtful accounts	1,896	-	1,896
Deferred rents receivable	1,992	-	1,992
Deferred tax asset	8,348	70	8,418
Investment in management company	4,000	-	4,000
Investments in unconsolidated real estate assets from related parties	-	375	375
Purchased intangibles subject to amortization	18,000	(4,713)	13,287
Goodwill	-	4,003	4,003
Prepaid and other assets, net	10,956	940	11,896
Total Assets	227,944	23,521	251,465

Notes payable	203,863	15,234	219,097
Accounts payable	6,377	75	6,452
Liabilities related to insurance claims	1,443	-	1,443
Accrued and other liabilities	8,431	848	9,279
Total Liabilities	220,114	16,157	236,271

Non-controlling interest classified as temporary equity	1,785	-	1,785

Equity:
Preferred stock	1	-	1
Common stock	34	-	34
Additional paid-in capital	49,092	-	49092
Accumulated deficit	(51,963)	(89)	(52,052)
Treasury stock	(3,095)	-	(3,095)
Total American Spectrum Realty, Inc. stockholders’ (deficit) equity	(5,931)	(89)	(6,020)
Non-controlling interests	11,976	7,453	19,429
Total Equity	6,045	7,364	13,409
Total Liabilities and Equity	$227,944	23,521	$251,465

Balance Sheet as of June 30, 2010

Real estate held for investment	$263,359	322,197	$585,556
Accumulated depreciation	(79,238)	(218)	(79,456)
Cash and cash equivalents	984	-	984
Restricted cash	992	3,371	4,363
Deposits held in escrow for debt assumption	947	-	947
Tenant and other receivables, net of allowance for doubtful accounts	1,314	262	1,576
Deferred rents receivable	2,004	-	2,004
Deferred tax asset	10,146	175	10,321
Investment in management company	4,000	-	4,000
Investments in unconsolidated real estate assets from related parties	1,386	141	1,527
Purchased intangibles subject to amortization	18,000	(4,994)	13,006
Goodwill	-	4,003	4,003
Notes receivable from related party	1,400	-	1,400
Interest receivable from related parties	267	-	267
Accounts receivable from related parties	2,090	-	2,090
Accounts receivable from Evergreen	413	-	413
Prepaid and other assets, net	11,803	4,673	16,476
Total Assets	239,867	329,610	569,477

Notes payable	214,663	226,725	441,388
Accounts payable	6,125	3,227	9,352
Liabilities related to insurance claims	1,367	-	1,367
Accrued and other liabilities	9,132	1,565	10,697
Total Liabilities	231,287	231,517	462,804

Equity:
Preferred stock	1	-	1
Common stock	34	-	34
Additional paid-in capital	49,058	-	49,058
Accumulated deficit	(54,018)	(210)	(54,228)
Treasury stock	(3,095)	-	(3,095)
American Spectrum Realty, Inc. stockholders’ equity (deficit)	(8,020)	(210)	(8,230)
Non-controlling interests	16,600	98,303	114,903
Total Equity (Deficit)	8,580	98,093	106,673
Total Liabilities and Equity (Deficit)	$239,867	329,610	$569,477

Balance Sheet as of September 30, 2010

Real estate held for investment	$280,033	338,471	$618,504
Accumulated depreciation	(82,344)	(4,084)	(86,428)
Cash and cash equivalents	1,013	-	1,013
Restricted cash	992	2,908	3,900
Tenant and other receivables, net of allowance for doubtful accounts	1,223	515	1,738
Deferred rents receivable	2,138	-	2,138
Deferred tax asset	11,883	280	12,163
Investment in management company	4,000	-	4,000
Investments in unconsolidated real estate assets from related parties	142	129	271
Purchased intangibles subject to amortization	18,000	(5,275)	12,725
Goodwill	-	4,003	4,003
Notes receivable from related party	2,400	-	2,400
Interest receivable from related parties	267	-	267
Accounts receivable from related parties	754	-	754
Accounts receivable from Evergreen	414	-	414
Prepaid and other assets, net	12,821	5,860	18,681
Total Assets	253,736	342,807	596,543

Notes payable	221,187	240,509	461,696
Accounts payable	8,408	4,315	12,723
Accounts payable to related parties	372	-	372
Liabilities related to insurance claims	1,323	-	1,323
Accrued and other liabilities	11,008	1,168	12,176
Total Liabilities	242,298	245,992	488,290

Equity:
Preferred stock	1	-	1
Common stock	34	-	34
Additional paid-in capital	49,058	-	49,058
Accumulated deficit	(56,171)	(329)	(56,500)
Treasury stock	(3,095)	-	(3,095)
American Spectrum Realty, Inc. stockholders’ equity (deficit)	(10,203)	(329)	(10,532)
Non-controlling interests	21,641	97,144	118,785
Total Equity	11,438	96,815	108,253
Total Liabilities and Equity	$253,736	342,807	$596,543